October 23, 2015

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Christina De Rosa
Christian Windsor
Lisa Vanjoske
Joel Parker

Re:	WAVE Life Sciences Pte. Ltd.
Registration Statement on Form S-1
Filed October 9, 2015
File No. 333-207379

Ladies and Gentlemen:

We are submitting this letter on behalf of WAVE Life Sciences Pte. Ltd. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 20, 2015 (the “Comment Letter”) to the Company relating to the above-referenced Registration Statement on Form S-1, filed with the Commission on October 9, 2015 (the “Registration Statement”). In conjunction with this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission, which reflects changes made to the Registration Statement in response to certain comments contained in this Comment Letter.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Page numbers referred to in the responses below reference the applicable pages of Amendment No. 1.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

October 23, 2015

To the extent possible, the Company respectfully requests the Staff’s reasonable assistance in working with us to achieve our proposed offering timeline, which is driven by a looming financial staleness date in early November. Subject to resolving any outstanding Staff comments and market conditions, the Company would like to (i) prepare over the weekend of October 31 to November 1, 2015 a preliminary prospectus reflecting a share split based on the bona fide price range for the Company’s initial public offering, which the Company and its investment bankers have determined and which will be disclosed in the next amendment, (ii) file Amendment No. 2 with the Commission, which will include this bona fide IPO price range and reflect the share split, on Monday, November 2, 2015 and (iii) complete printing of the preliminary prospectus and commence a road show later that same day. Subject to market conditions, the Company’s goal would be to obtain the effectiveness of the Registration Statement and price the offering by no later than November 12, 2015, the date after which financial statements for the period ended June 30, 2015 would be stale and require updating. The Company would greatly appreciate any suggestions you might have for how we may work with the Staff to achieve this timeline if possible.

We are providing by overnight delivery to Ms. Christina De Rosa of the Staff five courtesy copies of this letter and copies of Amendment No. 1 that have been marked to show changes from the previously filed Registration Statement.

Prospectus Summary, page 1

1.	Revise your disclosure in the Overview section to clarify that while your nucleic acid therapeutics have led to some significant initial results, the FDA has only approved two treatments using this type of therapeutics.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 74 of Amendment No. 1.

2.	Revise your disclosure throughout the document, and particularly in the Summary, to clarify that while you have done some initial research that suggests that by controlling stereochemistry you are able to increase the safety and effectiveness of nucleic therapy, these results are preclinical and therefore the ability of the concept to lead to therapies that can be approved for use in humans is speculative at this point. Similarly, when referencing your “demonstrated ability” to synthesize stereopure PS-modified nucleic acid therapeutics, please clarify that you have shown, in preclinical models, that your therapeutics may be able to produce complex nucleic acid therapeutic drug mixtures, if the preclinical results continue as you advance through the clinical trials process.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5-9, 16, 74, 78-79, 82-83 and 85.

3.	We note your response to our prior comments 7, 9 and 10 as well as the “Glossary of Scientific Terms” added to the registration statement. In order for investors to better understand the scientific basis for your research and product targets, please revise your disclosure in the Summary, and particularly when you first introduce a scientific concept or a disease target, to provide an explanation of the scientific concept that is accessible for a reader who may lack scientific training. For instance, on page 1 you discuss how your most advanced therapeutic programs target HTT SNP-1, Exon 51 and SMAD7, among other targets. Revise to explain why those specific targets are most likely to be impacted by the therapy and how the therapy would lead to an alleviation of the symptoms for Huntington’s disease, DMD or IBD. Please refer to Item 503 of Regulation S-K that the prospectus summary be written in plain English.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

October 23, 2015

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Prospectus Summary (in particular, pages 1-5) and the Business Section (in particular, pages 74-76) of Amendment No. 1 to provide thorough contextual descriptions of the disease targets and other scientific concepts that previously were defined within the “Glossary of Scientific Terms” and redoubled its efforts to provide plain English explanations of scientific concepts.

Business, page 72

Advantages of Our Approach, page 74

4.	We note your disclosure, both here and on page 5 of the Summary, that you have significant experience producing PS-modified therapeutics. However, your disclosure on page 88 indicates that you have manufactured “only limited supplies” of drug substances. Since you cite your experience producing PS-modified therapeutics, please revise the text to discuss the source of your manufacturing experience, including production beyond what you reference on page 88. If you are relying on the prior experience of your key employees manufacturing therapeutics earlier in their career, please make this clear.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 78 of Amendment No. 1.

Our Pipeline, page 80

5.	Please revise your pipeline table to delete the list of early-stage discovery programs. Since you have not yet selected a target for the programs, it is premature to include them in a product pipeline table. If you feel that your investors would benefit from knowing other areas where you are conducting early-stage research, consider presenting them separately from your disclosure about programs where you have selected a target.

Response: In response to the Staff’s comment, the Company has removed references to its early-stage discovery programs from the pipeline table on page 84 of Amendment No. 1 and instead provided a separate narrative description.

Description of Share Capital, page 115

6.	Please expand your discussion of your shareholder register to make clear how shares purchased in this offering are expected to be held and describe the procedures and timing required to make appropriate entries. Please include a statement, if true, that the company will perform the procedures to register the shares in the register. You should also discuss the ability of shareholders to seek rectification of the register as necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of Amendment No. 1.

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MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

October 23, 2015

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters for the Company’s proposed offering are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions reflected in Amendment No. 1 will be acceptable to the Staff. Please do not hesitate to call me at (617) 542-6000 with any comments or questions regarding Amendment No. 1 and this letter. We thank you for your time and attention.

Sincerely,

/s/ Matthew J. Gardella
Matthew J. Gardella

cc:	Securities and Exchange Commission

Suzanne Hayes, Assistant Director

Christina De Rosa

Christian Windsor

Lisa Vanjoske

Joel Parker

WAVE Life Sciences Pte. Ltd.

Paul B. Bolno, M.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks

Cooley LLP

Frank F. Rahmani

Nicole Brookshire

John T. McKenna

KPMG LLP

Janet M. Lehman